FOR IMMEDIATE RELEASE

JED OIL INC. UPDATES DRILLING PROGRAM

(all amounts expressed in U.S. Dollars)

Calgary, Alberta – Wednesday, June 14, 2006 – JED Oil Inc. (AMEX: JDO) today reiterated its drilling program through to the end of the first quarter of 2007.  Subject to continued drilling success, JED plans to drill up to 22 wells to follow up the 15 successful wells that were previously drilled in the Ferrier area.  To date, JED has commenced its 22 well program in this area with the first well being successful.  Drilling is currently ongoing on the second well and will continue on the rest of the program in the coming months.  JED has also commenced drilling the first well of a multi-well program in the Pinedale/Jonah area.  Progress on the well has been as planned and the well is currently at a depth of 9,300 feet.  Planned depth for this well is over 13,000 feet.  In North Dakota, JED plans to drill up to 13 wells to follow up the three successful wells drilled in the Midale formation to date.  During the winter drilling season, 19 follow up wells to the existing wells are planned in the Desan and Peggo areas of Northeast British Columbia.  “We are pleased to have recently completed a financing that will allow us to execute our aggressive drilling program in the coming months,” stated Al Williams, President of JED.  “We cannot explain the recent drop in our share price as we are on track with our drilling program and have begun to experience the success we had planned for in the program.  Our goal remains to significantly increase our production to over 6,000 boe/d by the end of the year.”

As previously announced, JED is pursuing a merger with JMG Exploration, Inc. (PCX: JMG, JMG+) (“JMG”) in which JMG would merge with a wholly-owned subsidiary of JED in the U.S.  JMG's securities would be exchanged for securities of JED on the basis of two-thirds of a JED common share for each JMG common share.  Both companies have formed independent Board committees and engaged financial advisors to perform fairness opinions with respect to this proposed transaction.  Closing of the transaction is now scheduled for mid August, subject to receipt of regulatory approval.

About JED

Established in September 2003, JED Oil Inc. is an oil and natural gas company that commenced operations in the second quarter of 2004 and has begun to develop and operate oil and natural gas properties principally in western Canada and the United States.

"Safe Harbor" statement under the Private Securities Litigation Reform Act of 1995: This news release contains forward-looking statements that are subject to risk and uncertainties, including, but not limited to, the impact of competitive services, demand for services like those provided by the company and market acceptance risks, fluctuations in operating results, cyclical market pressures on the oil and natural gas industry and other risks detailed from time to time in the company's filings with Securities and Exchange Commission. JED undertakes no obligation to update or revise any forward-looking statements whether as a result of new developments or otherwise.

Company Contacts:

or

Investor Relations Counsel

JED Oil Inc.

The Equity Group Inc.

Reg Greenslade, Chairman

Linda Latman  (212) 836-9609

(403) 213-2507

Lena Cati (212) 836-9611

Al Williams, President

www.theequitygroup.com

(403) 537-3250

www.jedoil.com